

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2011

<u>Via U.S. Mail and Facsimile 852-2868-4483</u>

Tommy Siu Lun Fork, Chief Financial Officer
Ninetowns Internet Technology Group Company Limited
22nd Floor, Building No. 1, Capital A Partners
No. 20 Gong Ti East Road
Chaoyang District Beijing 100020, China

> **Re:** **Ninetowns Internet Technology Group Company Limited**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 000-51025**

Dear Mr. Fork:

      We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Mark P. Shuman
Legal Branch Chief